MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED SEPTEMBER 30, 2005

This Management Discussion and Analysis ( MD&A ) should be read in conjunction with the Company s annual audited consolidated financial statements for the year ended June 30, 2005.

All amounts included in the MD&A are in Canadian dollars, unless otherwise specified.

This report is dated as at November 25, 2005. Additional information related to the Company is available for review on SEDAR at www.sedar.com.

Company overview

Goldbelt Resources Ltd. ( Goldbelt or the Company ) is a Canadian based resource company with mineral properties in Burkina Faso, West Africa. The common shares of Goldbelt trade on the TSX Venture Exchange under the symbol GLD.

On March 3, 2005, Goldbelt completed the acquisition of the Burkina Faso assets of Resolute Limited ( Resolute) of Perth Australia and a concurrent private placement of 16,000,000 units at $0.50 per unit to raise gross proceeds of $8,000,000. The principal property assets acquired include the Belahouro and Houndé area gold exploration permits in Burkina Faso.

Belahouro Exploration Permit

The Belahourou exploration permit covers a 1,187 km2 area in northern Burkina Faso, close to the Mali-Burkina Faso border. The Company has identified a number of deposits and gold showings along the Inata, Minfo, Souma and Fete Kole gold trends.

The Inata trend has three deposits along a 5 km strike length. These three deposits have a currently estimated NI 43-101 resource of 15 million tonnes grading an average of 1.9 Au g/t gold in the measured and indicated category and 4.9 million tonnes grading 1.4 Au g/t gold in the inferred category. Total resources, using a cut-off grade of 0.5 Au g/t , are 933,000 measured and indicated ounces of gold and 226,000 inferred ounces of gold. The resource calculation is based on the historic database at Belahouro, plus the results of the 2004 and 2005 drilling programs. The resource statement was prepared and reported in accordance with National Instrument 43-101 (Canada) by RSG Global as of October 17, 2005, a qualified resource consultancy based in Perth, Australia.

Studies are being completed now to evaluate the viability of a mining and processing operation to be established at Inata. The studies will review the capital and operating costs for a number of annual production rates and alternative process flow-sheets. A mining operation established at Inata would be a standalone mine facility requiring the construction of support services and infrastructure. Such an operation would establish significant industry and employment in a remote and under-developed area of Burkina Faso.

Other exploration permits

In addition to the Belahouro exploration permit, Goldbelt has been issued ten exploration licenses covering an area of approximately 2,216 km2. The Houndé area licenses located in southwestern Burkina Faso cover an area of approximately 1,155 km2. The five licenses (Bouhaoun, Karba, Kopoi, Lamou and Wakui) in this area are immediately south of Semafo's Mana Project and immediately north of Orezone's Bondi Project. The Mandiasso and Diosso licenses cover a 500 km2 area immediately south of the Houndé area licenses. The Oka Gakinde and Guesselnay licenses cover a 496 km2 area immediately north of the Belahouro Exploration Permit. The Ouedogo license, located in southeastern Burkina Faso, covers a 65 km2 area. The Kari License Application, also located in the Houndé area, is currently in dispute.

Goldbelt's geologists are actively exploring the Houndé area and to date we have collected and assayed approximately 16,000 soil samples and are currently collating and plotting the results.

ANALYSIS OF EXPLORATION PROPERTIES

Refer to note 3 of the Company s quarterly financial statements which provide further details on the nature of exploration expenditures.

Selected Quarterly Information

The results of operations are summarized in the following tables, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles.

	2006	2005	2005	2005
$ Cdn	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter

Statement of operations

Loss	(346,534)	(386,375)	(965,154)	(199,368)

Loss per share	(0.01)	(0.01)	(0.06)	(0.02)

Balance Sheet

Working Capital	(472,826)	745,129	2,851,746	620,654

Total Assets	13,507,222	14,862,378	13,749,743	1,056,092

Shareholders equity	10,706,347	11,031,761	11,201,702	950,714

Statement of Cash Flows

Investments in exploration and development
including working capital changes	1,718,725	896,512	2,003,916	Nil

Cash flow from financing activities	Nil	Nil	7,346,725	200,000

	2005	2004	2004	2004
$Cdn	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter

Statement of operations

Net income (loss)	(185,622)	(221,993)	235,493	327,130

Net income (loss) per share - basic and diluted	(0.02)	(0.03)	0.02	0.05

Balance Sheet

Working Capital	620,022	1,057,933	987,280	547,434

Total Assets	997,317	1,074,334	1,011,707	680,208

Shareholders equity	950,082	1,057,933	987,280	651,787

Statement of Cash Flows

Investments in exploration and development
including working capital changes	Nil	Nil	Nil	Nil

Cash flow from financing activities	Nil	275,000	100,000	105,000

Results of Operations first quarter

For the three month period ended September 30, 2005, the Company had a loss of $346,534 (2004 loss of $97,409). The Company's expenses were $457,084 (2004 - $97,956). The increase in expenses is attributable to increase in salaries and benefits, professional fees, travel and shareholder relations costs. Expenses were limited in the comparative quarter as the Company at that time was in the process of investigating target properties.

Project expenditures were $1,718,725 for the three months ended September 30, 2005 (2004: $nil) due to drilling and other exploration costs on our properties which were acquired on March 3, 2005. The Company was inactive in 2004 and 2003 and accordingly, there were no exploration expenditures in these years.

Liquidity and Capital Resources

As at September 30, 2005, the Company had cash and cash equivalents of $2,245,872 compared to the June 30, 2005 balance of $4,530,762.This decrease is due to the continued drilling program on the Inata deposit. The Company had negative working capital of $472,826 as at September 30, 2005 compared with a positive working capital of $745,129 at June 30, 2005. Resolute is owed approximately $1.9 million from the acquisition, these funds being due on January 31, 2006. The Company is actively pursuing sources of financing to proceed towards developing the Inata deposit and to further its exploration activities within the Belahouro and other license areas in Burkina Faso.

Related Party Transactions

The Company entered into the following transactions with related parties:

a) At September 30, 2005, the Company owed $154,039 (2004 - $Nil) for acquisition and financing costs to a director, which are included within accounts payable and accrued liabilities.

b) The following table discloses the related party transactions for the financial periods as follows

Related party	Type of transaction	Terms and conditions	3 months	3 months
			ended	ended
			September 30	September 30
			2005	2004

Director related entities	Professional fees	Normal commercial	$14,831	$9,929
Directors	Management fees	Normal commercial	31,000	7,050

			$45,831	$16,979

Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and due to Resolute Mining Limited. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Outlook

Our key objectives for the balance of the year include:

1. Completion of evaluation studies and advancing the Inata deposits towards obtaining an exploitation permit;

2. Additional exploration on our other properties which have promising gold showings with the objective of completing a resource estimation ;

3. Raising the necessary financing for project exploration and development and working capital purposes; and

4. Improving our communications to all stakeholders.

SHARE CAPITAL INFORMATION

Common shares	34,155,617

Common share options	2,485,000

Common share purchase warrants	15,677,445

Agents compensation options	1,022,485

Agents compensation share purchase warrants	511,242

Common shares on a fully diluted basis	53,851,789

Forward-Looking Statements

When used in this document, words like "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Such statements are used to describe management's future plans, objects and goals for the Company, and therefore, involve inherent risks and uncertainties. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.